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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC

SEC FILE NUMBER
8- 67550

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2015** (MM/DD/YY) AND ENDING **12/31/2015** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Meadowvale Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 Fifth Avenue 17th Floor
(No. and Street)

New York	**New York**	**10175**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Matchett **(646) 873-6271**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr, CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive Suite 508 West	**Southfield**	**Michigan**	**48075**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form



PUBLIC

displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Karl W. Lohwater**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Meadowvale Advisors LLC**, as of **December 31**, 20 **15**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



WILLIAM PAUL ISAACS
NOTARY PUBLIC
REG #7643572
COMMONWEALTH OF VIRGINIA

Signature

Financial and Operations Principal

Title

Notary Public

City/County of WILLIAMSBURG
Commonwealth of Virginia
Subscribed and sworn to before me
this 26th day of FEBRUARY, 2016
by KARL W. LOHWATER
Notary Public
Reg. # 7643572 Com. Exp. 31 AUG 2019

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

MEADOWVALE ADVISORS, LLC

Statement of Financial Condition

December 31, 2015

(With Independent Auditors' Report Thereon)

PUBLIC

MEADOWVALE ADVISORS, LLC

DECEMBER 31, 2015

INDEX

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Meadowvale Advisors, LLC
521 Fifth Avenue
New York, NY 10175

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Meadowvale Advisors, LLC as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Meadowvale Advisors, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meadowvale Advisors, LLC as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Meadowvale Advisors, LLC financial statements. Supplemental Information is the responsibility of Meadowvale Advisors, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation,

including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 22, 2016

MEADOWVALE ADVISORS, LLC

STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' EQUITY

DECEMBER 31, 2015

ASSETS		
Cash	$	82,137
Receivable from broker dealer		-
Accounts receivable		-
Prepaid expenses		1,393
TOTAL ASSETS	$	83,530
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	42,173
TOTAL LIABILITIES		42,173
Commitments and contingent liabilities (Note 5)		-
Members' equity		41,357
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	83,530

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

Meadowvale Advisors, LLC (formerly Matchett Capital, LLC) (the "Company"), was formed as a New York limited liability company on September 7, 2006, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA") on May 7, 2007. During 2014 the Company became registered with the Commodity Futures Trading Commission ("CFTC") as a commodity trading advisor and a commodity pool operator, and became a member of the National Futures Association ("NFA").

Nature of Business

The Company earns referral fee income by referring customers to AVM, L.P. The Company also earns fees from doing private placements of securities on a best efforts basis.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Referral fees earned by business directed to AVM, L.P. are recorded as they are earned. Referral fees are earned when AVM confirms the trades from a referred customer to the Company. Private Placement fee income is recorded upon the closing of each deal. Other fees are recorded as revenue when received.

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3- FAIR VALUE OF INSTRUMENTS

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accepted accounting principles provides for the use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

The Company has no assets or liabilities that are measured at fair value on a recurring basis.

NOTE 4- INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as the Company is a limited liability company and these taxes are the responsibility of the members.

NOTE 5- COMMITMENTS AND CONTINGENCIES

The Company rents office space on a month to month basis for an office location and a commodity trader location. Rental expenses for the year ended December 31, 2015 were $13,455.

MEADOWVALE ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE 6- NET CAPITAL REQUIREMENTS

The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company's net capital was $39,964 which was $34,964 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 1.05 to 1.

NOTE 7- SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2016, the date that its financial statements were ready to be issued. The Company believes that there are no subsequent events requiring further disclosure.



Meadowvale Advisors, LLC
SIPC and FINRA Member

PUBLIC

February 26, 2016

Securities and Exchange Commission
Office of Filing & Information
100 F Street NE
Mailstop 8031
Washington, DC 20549

Re: Annual Audited Report, Rule 17a-5(d)
Meadowvale Advisors LLC, SEC File No. 8-67550

Dear Sir or Madam:

We enclose the annual audited report for Meadowvale Advisors LLC. Specifically, we enclose –

- Two copies (one with an original signature) of the Statement of Financial Condition bound separately with a facing page marked "Public."
- Two copies (one with an original signature) of the complete annual audited report bound with a facing page marked "Confidential."

Please feel free to call me at (757) 525-0990 or e-mail me at karl@mvallc.com if you have any questions or need any additional information.

Sincerely,

Karl W. Lohwater
Financial & Operations Principal

cc: Securities and Exchange Commission
Attn: Andrew Calamari, Regional Director
Brookfield Place
200 Vesey Street, Suite 400
New York, NY 10281-1022
One "short" statement of financial condition (public);
One "long" complete annual audited report (confidential)